UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 30, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the new release which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

30 March 2020
News Release

UBS publishes agenda for the Annual General Meeting of UBS Group AG on 29 April 2020

UBS asks its shareholders to exercise their voting rights through the independent proxy. Due to the coronavirus and the corresponding measures enacted by Swiss authorities, it will not be possible to physically participate in the Annual General Meeting.

The Annual General Meeting will be broadcast live online in both English and German.

Nathalie Rachou and Mark Hughes are nominated for election to the Board of Directors of UBS Group AG at the Annual General Meeting. David Sidwell, Isabelle Romy and Robert W. Scully will not stand for re-election.

As previously communicated, the UBS Group AG Board of Directors proposes an ordinary dividend of USD 0.73 (gross) in cash per share for the financial year 2019.

Zurich, 30 March 2020 – The UBS Group AG Annual General Meeting (AGM) will take place on 29 April 2020 and will begin at 10:30 am CEST. The AGM will be held in German and broadcast live in both English and German at www.ubs.com/agm.

Developments around the coronavirus and measures put in place by Swiss authorities impact the AGM 2020. Protecting the health of our shareholders and employees is our number one priority and it will not be possible to physically participate in the AGM. Voting rights can only be exercised through the independent proxy.

The invitation to the AGM, including explanatory information on individual agenda items, is available at www.ubs.com/agm. Due to current developments, the firm reserves the right to take further measures at short notice.

Agenda for the Annual General Meeting 2020 of UBS Group AG

1.      Approval of the UBS Group AG management report and consolidated and standalone financial statements for the financial year 2019

2.      Advisory vote on the UBS Group AG Compensation Report 2019

3.      Appropriation of total profit and distribution of ordinary dividend out of total profit and capital contribution reserve

4.      Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2019 (excluding all issues related to the French cross-border matter)

UBS Group AG, News Release, 30 March 2020                                                                                                                                         Page 1

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

5.      Re-election of members of the Board of Directors

5.1.        Axel A. Weber as Chairman of the Board of Directors

5.2.        Jeremy Anderson

5.3.        William C. Dudley

5.4.        Reto Francioni

5.5.        Fred Hu

5.6.        Julie G. Richardson

5.7.        Beatrice Weder di Mauro

5.8.        Dieter Wemmer

5.9.        Jeanette Wong

6.      Election of new members to the Board of Directors

6.1.        Mark Hughes

6.2.        Nathalie Rachou

7.      Election of the members of the Compensation Committee

7.1.        Julie G. Richardson

7.2.        Reto Francioni

7.3.        Dieter Wemmer

7.4.        Jeanette Wong

8.      Approval of compensation for the members of the Board of Directors and the Group Executive Board

8.1.        Approval of the maximum aggregate amount of compensation for the members of the Board of Directors from the 2020 AGM to the 2021 AGM

8.2.        Approval of the aggregate amount of variable compensation for the members of the Group Executive Board for the financial year 2019

8.3.        Approval of the maximum aggregate amount of fixed compensation for the members of the Group Executive Board for the financial year 2021

9.      Re-election of the independent proxy, ADB Altorfer Duss & Beilstein AG, Zurich

10.   Re-election of the auditors, Ernst & Young Ltd, Basel

UBS Group AG

Investor contact

Switzerland:    +41-44-234 41 00

Media contact

Switzerland:    +41-44-234 85 00

UK:                 +44-207-567 47 14

Americas:        +1-212-882 58 58

APAC:             +852-297-1 82 00

www.ubs.com/media

UBS Group AG, News Release, 30 March 2020                                                                                                                                         Page 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; and 333-230312), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  March 30, 2020